December 17, 2010

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso

Division of Corporation Finance Branch Chief

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2010
File No. 000-19882

Dear Mr. Mancuso,

This letter is in response to comments received in the letter dated December 9, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John C.C. Fan, President and Chief Executive Officer and Chairman of the Board of Directors of Kopin Corporation (“we”, “our” or the “Company”). We have reviewed the Letter and our response is set forth below.

For ease of reference the comment contained in the Letter is printed below in italics and is followed by our response.

1. In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statements. We have reviewed the compensation amounts you reported in your proxy statements, and it appears that the amounts are incorrect.

Response:

Upon learning of the October 4, 2010, article referenced above we reviewed our Named Executive Officer Summary Compensation Table (the “Summary Compensation Table”) included in our 2010 Definitive Proxy Statement on Schedule 14A filed on March 17, 2010 (the “Proxy Statement”). After reviewing the disclosure included in the Summary Compensation Table, we determined that the mathematical errors were limited to the 2008 and 2007 “Total” columns only and that no amendments or changes to our Proxy Statement were necessary. All amounts in the tables other than the “Total” column are correct.

The 2008 and 2007 “Total” column errors referred to above occurred in connection with our adoption of the revised Regulation S-K Item 402(n)(2)(v) disclosure requirement that the amount recognized for equity awards in the Summary Compensation Table equal the grant date fair market value of the equity award, rather than the compensation expense recognized in the financial statements with respect to such award, which is how the calculations had been made in 2007 and 2008. To adopt this change properly in disclosure requirements, in our 2009 Proxy Statement we revised the restricted stock award compensation amounts included for Messrs. Fan, Sneider, Tsaur and Hill for fiscal years ended 2008 and 2007. While the columns relating to compensation amounts for restricted stock awards for Messrs. Fan, Sneider, Tsaur and Hill for those years were properly revised, the “Total” columns for fiscal years 2008 and 2007 were not. No change was required for Mr. Presz because he was a new addition to the table in 2009.

The table below sets forth the variances in the “Total” column resulting from our change to the restricted stock award amounts that were not properly carried through to the “Total” column. Amounts in the “Reported” column below represent the amounts reported in the “Total” column of our Summary Compensation Table. The amounts shown in the “Actual” column represent the actual amounts earned for the respective fiscal year after taking into account the revised restricted stock award disclosure amounts. A positive amount in the “Variance” column below represents the amount by which the total reported exceeded the actual total, and a negative (bracketed) amount represents the amount by which the total reported was less than the actual total.

		Total Compensation
Officer	Year	Actual	Reported	Variance
Mr. Fan	2009	$2,336,797	$2,336,797	$0
	2008	914,286	1,333,858	419,572
	2007	1,400,083	1,578,190	178,107

Mr. Sneider	2009	622,687	622,687	0
	2008	382,496	473,608	91,112
	2007	461,223	500,862	39,639

Mr. Tsaur	2009	534,824	534,824	0
	2008	406,653	515,708	109,055
	2007	733,456	531,865	(201,591)

Mr. Hill	2009	441,161	441,161	0
	2008	350,156	386,778	36,622
	2007	488,975	376,728	(112,247)

Mr. Presz	2009	426,003	426,003	0
	2008	294,146	294,146	0
	2007	353,480	353,480	0

After determining the variances set forth in the table above, we considered the potential impact to shareholders and other users of our financial statements. In our considerations, we first noted that all individual compensation amounts were correctly reported in the Summary Compensation Table, i.e., only some of the amounts in the “Total” column were incorrect. Second, we noted that all amounts, including the “Total” column, are correct for fiscal year end 2009. Third, we noted that except for the 2007 total amounts with respect to Mr. Tsaur and Mr. Hill, all variances actually overstate compensation for that year. Based on the combination of individually correct column disclosure amounts (other than the “Total” column), combined with the fact that the most recent year was correct in all instances, and that the variances in the “Total” column tended to overstate compensation for 2007, we concluded that the variances did not require an amendment or additional disclosure with respect to the Summary Compensation Table. Additionally, we do not believe that a shareholder’s voting decision would have been affected in any way because of the variances noted above.

While we do not believe any changes or amendments are required with respect to our Proxy Statement, we do note that we will revise the Summary Compensation Table in all future filings to properly report the total of all compensation elements appearing in the table.

The Company hereby acknowledges the following:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider

Richard A. Sneider Chief Financial Officer

Cc: Aslynn Hogue, U.S. Securities and Exchange Commission John, J. Concannon, Bingham McCutchen LLP